Allego N.V.

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

February 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Robert Shapiro Mr. Doug Jones

Re:	Allego N.V. Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 13, 2022 File No. 001-41329

Ladies and Gentlemen:

Set forth below are the responses of Allego N.V., a public limited liability company (naamloze vennootschap) governed by the laws of the Netherlands (“we”, “our”, or the “Company”), to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated January 30, 2023 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Annual Report.

Securities and Exchange Commission

February 14, 2023

Form 20-F for the Fiscal Year Ended December 31, 2021

Notes to the Consolidated Financial Statements

Note 4. Segmentation, page F-41

1.

Refer to your response to comment 5. You disclose in the note (i) the group has one operating segment which is also its only reporting segment, (ii) “As the group only has one reporting segment, all relevant financial information is disclosed in the consolidated financial statements,” and “. financial information, including Adjusted EBITDA . are only provided on a consolidated basis.” You confirm in the response you only have one operating and reportable segment and Adjusted EBITDA is presented for the company as a whole. IFRS 8 defines operating segment as a “component” (emphasis added) of an entity. It appears clear from the basis for conclusions for IFRS 8 and predecessor guidance the core principle of segment information was regarded as a disaggregation of an entity’s information. Additionally, entity-wide disclosures required by IFRS 8 for entities that have a single reportable segment do not call for an entity-wide or consolidated measure of profit or loss used to assess performance and allocate resources. Accordingly, it appears your presentation of Adjusted EBITDA in the notes to the financial statements is not consistent with the core principle of IFRS 8 and thereby not permitted to be disclosed in the notes to the financial statements. Please revise your disclosure accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company believes this is an area open to interpretation and has historically interpreted the core principle within IFRS 8.1 as requiring disclosures that are based on information reported to the chief operating decision maker. Therefore, despite the lack of disaggregated financial information, the Company determined it was appropriate and consistent with IFRS 8 to disclose Adjusted EBITDA and the related required reconciliations as it represented information that enabled users of the financial statements to evaluate the nature and financial effects of the Company’s business activities in the same manner as management.

Notwithstanding this view, the Company respectfully acknowledges the Staff’s interpretation of IFRS 8 and will revise its future disclosures, including in its Annual Report on Form 20-F for the year ending December 31, 2022. For illustrative purposes, below is a revised disclosure:

“The Executive Board of the Group is the chief operating decision maker (“CODM”) which monitors the operating results of the business for the purpose of making decisions about resource allocation and performance assessment. The management information provided to the CODM includes financial information related to revenue, cost of sales and gross result disaggregated by charging revenue and combined service revenue streams and by region. These performance measures are measured consistently with the same measures as disclosed in the consolidated financial statements. Further financial information, including net income (loss), employee expenses and operating expenses are only provided on a consolidated basis.

The CODM assesses the financial information of the business on a consolidated level. As the operating results of the business for the purpose of making decisions about resource allocation and performance assessment are monitored on a consolidated level, the Group has one operating segment which is also its only reporting segment.

As the Group only has one reporting segment, all relevant financial information is disclosed in the consolidated financial statements.”

The Company will also continue to include the required entity-wide disclosures required by IFRS 8.

***

If there are additional comments or questions, please do not hesitate to contact the undersigned or Alexander Lynch or Amanda Fenster of Weil, Gotshal & Manges LLP at (212) 310-8971 and (212) 310-8096, respectively.

Sincerely,

/s/ Ton Louwers
Name: Ton Louwers Title: Chief Financial Officer